VALLEY HIGH MINING COMPANY
                    3098 South Highland Drive, Suite 323
                      Salt Lake City, Utah  84106-6001
                            Phone (801) 467-2021
                             Fax (801) 467-3256


                             October 24, 2005

VIA EXPRESS MAIL

Pamela Howell, Supervising Staff Attorney
S. Thomas Kluck, II, Staff Attorney
SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0405
Mail Stop 3561

     Re:   Valley High Mining Company's response to October 5, 2005
     Commission comment letter relative to Valley High's August 26, 2005 second amended Form 10-SB/A-2, File No. 000-51232

Dear Ms. Howell and Mr. Kluck:

     We are in receipt of the Commission's comment letter dated October 5, 2005 containing 47 new comments on Valley High Mining Company's ("Valley High" or "Company") second amended Form 10-SB/A-2 filing referenced above. We have since had two telephone conversations with the Commission in order to clarify for us the Commission's comments in this regard.

     Our third amended Form 10-SB/A-3 filed simultaneously on Edgar with this letter has been revised in accordance with such October 5 comment letter and our subsequent conference calls held with you on October 6 and October 20, 2005. Our separate or supplementary comments, in addition to the changes we have made in the document, are set forth below.

             RESPONSE TO EACH OF THE COMMISSION'S 47 COMMENTS

                    General Comments to Form 10-SB/A-2

     1. While we responded to this comment in our previous Response No. 3, we now realize that the Commission now wants us to explain this in the text of the amended registration statement. We had thought that the Commission just wanted us to comment on it. We have added it to the registration statement text by searching the words "lost records" in the registration statement and then discussing it in those places as appropriate. This occurred on approximately p. 14 of the prior registration statement. The Commission needs to appreciate that there were no "lost records" that related to "the identity of our shareholders."

     2.   We have complied with this comment and inserted two maps.
However, with respect to the second part of this comment, if you read the paragraph right before or above the heading "Sacramento Mine" in the Description of Property section of the prior registration statement, we do describe rock formation and because we are not a development stage mining company, there is no mineralization of economic significance that we are aware of to further disclose at this time. In fact, to do more than we have done, would be speculative on our part. In our second amended registration statement we said the following: "The favorable or prospective mineralization of interest in the North Beck Claims is of the siliceous copper-gold-silver category with minor amounts of lead and zinc." We believe this is an adequate description of the rock formation and mineralization of interest because that is all that we know or are aware of at this time. As to the 2 other disclosures sought to be disclosed in this comment, we have added a discussion of them, which the Commission will observe in a red-lined copy of the new document enclosed with the hard copy of this letter. We have also rearranged these last 3 points made in Comment No. 2 in the Description of Property section to make it more logical. Thus, the description of the lease terms is towards the end of this section. Finally, the EPA obtained permission from us about a year and a half ago to re-pave or re-surface a frontage road on the North Beck Claims and we have now disclosed that as well. In fact, one of the maps provided Mr. Kluck supplementally was obtained by us from the EPA. We believe this improved frontage road will make the mineral claims more accessible and that it is an improvement to the mineral claims.

     3. We discussed this comment on the phone on Oct. 6 and have complied with it. See preceding response which discloses where the Edgarized maps have now been inserted.

     4. While we thought we had more than complied with former comment no. 6, we have gone through the document once again and purged any inference to the conducting of any actual mining operations. While I suggested on the phone on Oct. 6 that this comment, as worded, seems to suggest that we remove all reference to "mining" (as if Industry Guide No. 7 doesn't apply to us and we are not what is classified as "a mining exploration company"), Ms. Howell clarified on the phone that the Commission prefers our use of the word "mineral" and "mineral claims" and that this is what the comment is driving at. Accordingly, we have done appropriate word searches and fixed the objectionable wording in our revised registration statement. You will note it conspicuously when you review the red-lined version.

     5. We have complied with this comment. See also our response immediately above.

     6. This is an astute comment and we agree with it, namely, that there is inconsistent if not confusing disclosure in this regard and we have fixed it throughout the document. See also our responses to Comment Nos. 11, 25 and 31 below. In doing so, we have deleted the section titled "Need For Additional Capital and Financing" on former p. 29 as this discussion related solely to the prospect of raising money by our selling our securities in some fashion, something that is not an intended component of our business plan. Deletion of this discussion and other clarifications in the revised document results in compliance with this comment.

     Risk Factors, page 3

     7. While we believe we have complied with this comment because the very first sentence of the Risk Factors section identifies them as "material," in the interest of getting through this process, we have clarified our introductory Risk Factor remarks to address and comply with this comment.

     8.   We have complied with this comment.

     9. We do not understand this comment in that we do not see the two disclosures as inconsistent with one another. We believe the comment is perhaps based, in part, on a lack of understanding of the distinctions involved. For example, the two Phases and corollary work sequences identified in our revised Plan of Operation involve what must be done in order to be in a position to approach a potential mining joint venture partner. We believe we can do this on our own without outside funding. On the other hand, an actual, earth disturbance-type mining exploration program will occur after we have entered into a formal agreement of some kind with a mining partner or joint venturer who is willing to lend the expertise and financing necessary to actually engage in drilling activity on the North Beck Claims in order to determine the existence of mineralization of precious metals at specific targets. Our financial inability to engage in actual permitting and exploratory drilling activity at this time does NOT mean that we will not be able to carry out our work sequences, let alone Phase Two of our plan of operation, which is simply approaching various potential or possible exploration partners or joint venturers. These things are entirely different from one another. In the interests of completing this process with the Commission, we have sincerely tried to appreciate the comment and thus better explain the difference in the revised document. See revised Risk Factor No.
2. In fact, in order to comply with this comment and other comments, and as a result of the conference call I had with Mr. Kluck and Ms. Howell, last Thursday, Oct. 20, we have re-written the entire Plan of Operations section.

     10. We believe the word "nominal" adequately describes our cash balance as of the most recent practicable date and that it does so now. We also believe that because our officer and director is committed to advancing us the funds necessary to pay our bills as they become due and otherwise complete Phases One and Two in our revised business plan, that what our actual cash balance is, be it $1 or $1,000, is irrelevant. However, in the interest of completing this process, we have complied with this comment and identified our cash balance as of the most recent practicable date. Though the Commission has not asked us, we have also made the same correction in the first sentence of the section titled "Liquidity and Capital Requirements" (formerly on about p. 28).

     11. We have complied with this comment and revised this risk factor to make it consistent with Comment No. 6 above and all the myriad changes in the document that have been made to comply with Comment No. 6 above. In other words, we are now clarifying that the necessary funding or financing to engage in or embark on a bona fide exploration program will be provided by a mining exploration joint venturer or partner, and not us, assuming that we can find such a partner or joint venturer who is willing to work with us on suitable terms.

     12.  We have complied with this comment and removed reference to VHMC.

     13.  We have complied with this comment.

     14.  We have complied with this comment.

     Risk Factors Related to the North Beck Mining Claims, page 11

     15.  We have complied with this comment.

     16. We have complied with this comment by deleting the subject language inasmuch as there is no specific database or report that we are referring to and therefore, to include this discussion is really unnecessary.

     17. Other than the Jenny Lind Project Report, a copy of which we have already furnished the Commission, and which we do not consider to be "public" in any event (because the Coombs Family acquired it when they bought the North Beck Claims in 1974), there is no publicly available report that we have relied on. Accordingly, we have added language in this Risk Factor No. 6 as necessary to comply with this comment. See also previous response.

     18. We have complied with this comment and explained what would occur in the event of a breach or default under the lease agreement. We have also added disclosure stating and explaining that what we pay Mr. Yeomans, our geologist, or a similar or replacement expert, to assist us in completing our Phase One and Phase Two, would be payment toward this $15,000 work commitment obligation over 5 years.

     Part I, page 13

     Item 1.  Description of Business, page 13

     19. We have complied with this comment by disclosing that this advancing commitment is a legal obligation on which investors can rely.

     History and Background of the Company, p. 13

     20. We have complied with this comment. See also Comment No. 42 and our response to Comment No. 42 below, which, based on our phone conversation with Mr. Kluck and Ms. Howell on Oct. 20, seeks the exact same information.

     21. We have complied with this comment. While this comment seeks to have us disclose the specific steps taken by Anticline to seek out partnerships and joint ventures, we do not believe it is proper or lawful for us to name individuals and companies without their written consent. Accordingly, names of individuals and companies so contacted, persons which, supplementally, included Chief Consolidated Mining Company, the largest mining operator in the Tintic Mining District, have not been identified by name in these disclosure enhancements.

     22.  We have complied with this comment.

     23. Even though this information is contained in the two stock purchase agreements themselves that we attached to our second amended registration statement as exhibits, we have complied with this comment.

     24.  We have complied with this comment.

     Current Status of the Company, page 19

     25.  We have revised this disclosure to make it consistent with comments and responses nos. 6 and 11 above, both of which are good
observations on the part of the Commission.   Reference is also made to those
responses above.

     26.  We have complied with this comment.

     Overall Business Methodology and Plans, page 20

     27 thru 29.    As we delved into the Commission's last comment letter and based on our telephone conference on Oct. 20, we realize that this entire section is virtually identical to the same disclosure in our Plan of Operation section below, the disclosure on which we have re-written virtually from scratch and thus enhanced substantially. Accordingly, in the interest of not being repetitive in an already repetitive document, we have deleted this entire section because there is simply no need for it. In beefing up the same disclosure in our Plan of Operation section, we have complied with these 3 comments. In specific response to Comment No. 29, however, we have also complied with this comment, though we believe it is unfair to expect us to speculate, at this time, on what kind of possible agreement we might enter into with an unknown person. We just don't know and, more importantly, how could we possibly know when we aren't engaged in any discussions or negotiations in that regard? Though we have complied with this comment, we would like to communicate to the Commission that we believe that guessing and speculating, essentially making things up, about forms of agreements that do not exist and which have not been discussed does not belong in a registration statement as we believe it is, or would be, misleading to investors. Furthermore, since we aren't presently in any negotiations with any proposed or prospective mineral exploration partners/joint venturers, we have absolutely no idea what form any such agreement might have or what such persons might want or bargain for and we do not think that it is fair for the Commission to put us in a position where we have to disclose what we might be willing to give up in any such agreement, as it puts us at a competitive or bargaining disadvantage. Nor do we believe that this is this kind of futuristic speculation required by Regulation S-B. Reference is made to the substantial discussion we have added in the Plan of Operation section before the former p. 30 which specifically addresses this issue and which we believe, nonetheless, results in compliance with all of these comments.

     Obtaining Permits/Regulatory Complexity Involved in Obtaining an Exploratory Mining Permit, page 22

     30. In order to respond to this comment, we engaged, last week, in discussions with employees of the Utah Department of Oil, Gas & Mining (DOGM). As a result of these conversations and discussions and our having learned that DOGM appears to have considerably eased its regulations with respect to mineral exploration, we have re-written this section. Also, since our former discussion seemed to relate to the permitting process for minerals extraction, not exploration, an issue we need not be concerned with at this time and which is otherwise beyond the scope of our business plan and Plan of Operation, we have deleted much if not all of that discussion. We also believe it is important to delete the former discussion because, on re-reviewing it, that discussion primarily involved extraction permitting for an actual mining company, not a company like Valley High. It was thus largely inaccurate and inapplicable to our situation. Interestingly, contrary to Industry Guide No. 7, DOGM does not distinguish or differentiate between an exploration, development and an actual mining company. As far as DOGM is concerned, there are exploration permits issued by them and then extraction permits issued by them for either a small disturbance (less than 5 acres) or a large disturbance (more than 5 acres). The employees and the one supervisor we spoke with at DOGM have never heard of a "development mining company."

     Pursuit of Partnership, Joint Venture and Outside Funding Opportunities, page 25

     31. We have complied with this comment. Reference is made to our responses to Comment Nos. 6, 11 and 25 above, comments and corresponding responses which are similar but which we believe we have all addressed.

     32. We have complied with this comment. See also our response to Comment No. 29 above.

     Item 2.  Management's Discussion and Analysis of Plan of Operation, page
28

     Liquidity and Capital Requirements, page 28

     33. We have complied with this comment and made the requested changes here and in other areas of the document. See, e.g., the heading early on in the document titled "Agreement With Our Sole Officer and Director to Advance Certain Necessary Funds."

     34. We believe the prior (and current) document summarizes and explains, in at least 2 or 3 different places, the various provisions of the mining lease agreement. As a result, we do not believe it makes sense to reiterate the lease provisions once again in this paragraph just so that we can state that Mr. Coombs will see to it that each and every one of such provisions are honored. Such disclosure would also have nothing to do with a section titled "Liquidity and Capital Resources." We have thus deleted the sentence subject of this comment and therefore, the comment is moot. See alsoour response to Comment No. 18 above, which is a similar if not identical comment and which we have addressed in our response to that comment. Having addressed this comment in comment no. 18 above, we also believe, with all due respect, that the mining lease agreement speaks for itself. If Mr. Coombs is required to advance $15,000 in work commitment consideration to ensure that Valley High will not be in breach of the work commitment requirement of the mining lease, that obligation is not actually due and payable until the point where the lease has been in effect for 5 years. Under the current circumstances, that period is far into the future. As also stated in Comment No. 18 above, what money Mr. Coombs advances to carry out the new Phase One and Phase Two of our business plan shall in fact be credited towards Valley High's work commitment obligation under the lease. It is certainly conceivable or possible that those moneys will approach or exceed $15,000 by the expiration of 5 years. This is not to ignore that Mr. Coombs has the power and other ability as a manager/member of North Beck Joint Venture, LLC, the lessor, and through a majority of its members, all of whom are family members, to modify any portion of the lease agreement that is burdensome or which might unnecessarily result in a breach thereof by Valley High. We believe this is obvious considering that it is a "related party transaction" and has been repeatedly disclosed as such.

     Plan of Operation, page 30

     35.  We have complied with this comment.

     36. We have complied with this comment as a result of our conference call on Oct. 20 with Ms. Howell and Mr. Kluck. In fact, what we have done in order to be more clear and to comply with Ms. Howell's strong suggestion that we talk about "the phased nature" of our business plan or plan of operation, we have totally re-written this section and revised it to create two distinct "phases" as comprising our business plan, each of which includes work sequences or milestones within each. For example, Phase One involves doing what it takes to be able to get the necessary report issued; Phase Two involves approaching prospective joint venture partners. We believe this re-writing of the entire section more than satisfies this and several other comments.

     37. We have complied with this comment. In fact, we believe we more than adequately complied with this comment towards the end of the Plan of Operation section in our previous registration statement. We have reviewed
Item 303(a) of Regulation S-B and we do not see anything in the item requiring disclosure of the specific steps by which a company specifically plans or intends, "day to day" or otherwise, to approach another entity in order to induce the other entity to do business with it. To the contrary, Item 303(a) provides:

     Management's Discussion and Analysis or Plan of Operation

     Reg. Section 228.303 (Item 303).

     Small business issuers that have not had revenues from operations in each of the last two fiscal years, or the last fiscal year and any interim period in the current fiscal year for which financial statements are furnished in the disclosure document, shall provide the information in paragraphs (a) and (c) of this Item. All other issuers shall provide the information in paragraphs (b) and (c) of this Item.

     (a) Plan of operation.

          (1) Describe the small business issuer's plan of operation for the next twelve months. This description should include such matters as:

               (i) a discussion of how long the small
               business issuer can satisfy its cash
               requirements and whether it will have to raise additional funds in the next twelve months;

               (ii) a summary of any product research and development that the small business issuer will perform for the term of the plan;

               (iii) any expected purchase or sale of
               plant and significant equipment; and

               (iv) any expected significant changes in the number of employees.

In spite of the plain language of the item the Commission has directed us to, in order to demonstrate our good faith effort to comply with this disclosure request, we have devoted an entirely new paragraph to it towards the end of this section and combined this new disclosure with what we had in the last registration statement towards the end of the previous section. Other than this new disclosure with its own new heading addressing what is sought in this comment, there is nothing more we can say to satisfy this disclosure request.

     38. We have complied with this comment by creating a new paragraph that specifically addresses this issue of "day to day operations." In addition, we have also elaborated on our "milestones" or work sequences in response to No. 36 above and this elaboration supplements or explains what our "day to day operations" will be. See Response No. 36 above. As we state in this newly added paragraph, the Commission needs to appreciate that completion of Phases One and Two of our revised business plan require relying on others and while we will no doubt be waiting for experts to complete their work and input on our behalves, or while we will no doubt be waiting for prospective joint venturers or partners to "get back" to us as to whether they are interested in our claims, there will not be much we can do "day to day," other than call such persons and see how they are coming and otherwise finding out when they expect to finish or "get back to us." At the same time, it will not be our intention to bother these people on a daily basis.

     39. We have complied with this comment. To answer the question, "No," the work sequence has not been achieved because our energies have been entirely taken up getting through this process with the Commission, not the least of which is answering over 150 comments and incorporating them into new documents, a process that itself is excruciatingly time consuming. At the same time, our expert has other full-time employment and has not been able to complete it or give us advice on how to complete it on our own, what with other work like ours that he is doing on the side for other mining companies operating in the Tintic Mining District. Nonetheless, based on conversations we have had last week with DOGM, the Juab County Recorder, and the Utah office of the BLM, we have updated this information on our own and included it in the revised document. This new disclosure also responds to the same comment relative to our former third and fourth work sequences. We also believe that our re-writing of the entire Plan of Operation section more than addresses this comment. See also response no. 36 above.

     40. Last week, we had an extensive conversation with our expert, Mr. Yeomans, and Mr. Yeomans advised that he will not be taking any surface samples. Accordingly, we have mooted this comment by deleting this work sequence in our revised Plan of Operation. The only sampling that Mr. Yeomans said he would consider doing would be underground sampling and because the Sacramento and North Beck Mines are currently closed or sealed up, we will not be able to conduct any "underground" sampling at this time. Accordingly, we have complied with this comment in our revisions.

     41. We have complied with this comment by removing the subject language, all as the comment suggests as an option.

     Item 3.  Description of Property, page 35

     42. We have complied with this comment; specifically, based on our telephone conversation with Mr. Kluck and Ms. Howell, on Thursday, Oct. 20, we identified or added in the charge that Valley High took on its books and records when it issued the lease consideration (i.e., the value given by Valley High for the lease). This is what Mr. Kluck said on the phone that he was looking for in this comment. Other than that, we have summarized the terms of the lease agreement, both in this section and in at least two others areas within the document. This is not to ignore that the mining lease speaks for itself and an interested person can read the lease agreement, a complete copy of which is attached to the original registration statement. See also Comment No. 20 and our response to Comment No. 20 above.

     Item 5. Directors and Executive Officers, Promoters and Control Persons, page 39

     43. We have complied with this comment. We do not know if the Commission actually meant by this comment whether it wants disclosure of Mr. Coombs's actual ownership interest in North Beck Joint Venture, LLC (as it asks in the comment no. 45 below), but in the interest of getting through this arduous process and not receiving additional but virtually identical comments, we have now disclosed his personal indirect ownership interest nonetheless.

     44.  We have complied with this comment.

     Item 7.  Certain Relationships and Related Transactions, page 42.

     45. We have complied with this comment. See also our response no. 43 above.

     Financial Statements for the Years Ended December 31, 2004 and 2003

     Balance Sheet, p. F-2

     46. Stock issuances that occurred between 1980 and 1985 were valued incorrectly in the original financial statements. The financial statements have been restated to correct the valuations of these common stock issuance. The effect of the restatement is an increase in additional paid in capital and an increase in retained deficit.

     Other

     47. We have complied with this comment and have either already filed, or will be filing shortly, a Form 10-QSB for the quarter ended June 30, 2005.

                  Conclusion and Statement from the Company

     We have attempted in good faith to address and incorporate each of the Commission's 47 comments. We believe that our third amended Form 10-SB/A-3 is a substantial improvement over our August 26 version and we would hope that the Commission would agree with us and inform us that it has no more comments.


     We might add that the Commission, in its two conference calls with us, has referred us, for guidance, to the amended SB-2's filed by a minerals exploration company called Adera Mines Limited. We have studied its last and second to last amended registration statements and, in our honest opinion, our disclosure in our revised 10-SB is substantially more detailed and extensive that what the Commission required of Adera Mines Limited.

     As per the end the Commission's October 5, 2005 comment letter, this response letter is also being filed on EDGAR. Finally, along with a hard, signed copy of this letter that we are mailing to you via Express Mail, we will also be enclosing a red-lined version of the revised registration statement changes.

     Finally, as per the end of the Commission's comment letter seeking a statement from us, (1) the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; (2) the Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in a proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any additional questions or comments after receiving these documents, please don't hesitate to let us know at your earliest convenience. My direct line is 801-467-2779.

                                   Very truly yours,
                                   VALLEY HIGH MINING CO.


                                   /s/John Michael Coombs
                                   John Michael Coombs, President

Enclosures